SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

I.C. PLACES, INC

(NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

450937305

(CUSIP NUMBER)

STEVE SAMBLISS, CEO
1211 ORANGE AVE #300 WINTER PARK, FL 32789
407-442-0309

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

AUG 11, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX. ☐

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.  SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*
THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO 450937305

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

AFTER LIFE MEDIA, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA
	7	SOLE VOTING POWER:

		435,034
NUMBER OF	8	SHARED VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER:
EACH REPORTING
PERSON WITH:		435,034
	10	SHARED DISPOSITIVE POWER:

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

435,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Item 1.                 SECURITY AND ISSUER

IC PLACES, INC

Item 2.                 IDENTITY AND BACKGROUND

AFTER LIFE MEDIA, INC
8 CEDAR LAWN CIR. GALVESTON, TX 77551
BUSINESS CONSULTANT

Item 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 4.                 PURPOSE OF TRANSACTION

INVESTMENT

Item 5.                 INTEREST IN SECURITIES OF THE ISSUER

Item 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

Item 7.                 MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 09/24/2010	/s/ STEVEN NAREMORE